Annual Report

Cover Page

Name of issuer:

Little Squiggle, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 3/8/2023

Physical address of issuer:

1730 E Holly Ave
Ste 830
Los Angeles CA 90245

Website of issuer:

http://littlesquiggle.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

Most recent fiscal   Prior fiscal

	year-end:	year-end:
Total Assets:	$180,248.97	$113.81
Cash & Cash Equivalents:	$180,248.97	$113.81
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$3,140.68	$15,205.56
Non-Current Liabilities:	$3,140.68	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$400.00	$1,200.00
Net Income:	($51,839.96)	($23,689.29)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Little Squiggle, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Teresa Giovannoli	Founder	Little Squiggle	2023
Rodney Alves	Advisor	Shift Energy Holdings, Inc.	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Teresa Giovannoli	President	2023
Teresa Giovannoli	Secretary	2023
Teresa Giovannoli	Treasurer	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

| Teresa Giovannoli | 1500000.0 Common Stock | 83.33 |

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from

registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Founder Commitment and External Employment: The founder is currently dedicated to the Company on a full-time basis. However, to maximize the Company's available cash flow and minimize early-stage salary draws, the founder may elect to pursue part-time external employment or consulting during the year depending on unforeseen circumstances. While the founder intends to maintain her primary focus on the Company's operations, such external commitments could temporarily reduce the time available for Company activities.

Safety and Certification testing is required before selling a children's toy. The company can do field testing under contract during product development phase leading to production but can't gather sales until certification is approved.

Material: The biobased plastic is more brittle than the traditional ABS that's currently on the market. There are available additives that can be safe and help get similar properties. This material difference will be addressed during reliability testing to ensure that the toy can survive drop testing and rough child handling just as well as any other toys on the market.

Circularity: Testing is required with the injection molding supplier to hone in on the amount of mechanical recycling that can be used for each production run. The company is going to work towards 100% reuse. Based on research, this should be achievable as long the quality of materials, additives, and dyes are high quality. Other companies haven't tested this before but it is a priority of the company.

Financial projections: Assumed a 30% return rate from customers to bring resources back into the company and the ability to reuse some of the part components (electronics, buttons, speaker) being reused in new units prior to the materials being fully recirculated. These assumptions may change based on customer behavior.

Product Development Delays: As an early-stage startup, there is a risk that product development could face delays due to design challenges, manufacturing issues, or difficulties in obtaining materials. This could postpone the product launch and impact revenue projections.

Uncertainty of Market Demand: There is no guarantee

Uncertainty of Market Demand: There is no guarantee that the toys will achieve significant market demand. The company has yet to launch, and without established sales data, predicting customer interest and market adoption is speculative.

Regulatory Compliance: The toy industry is heavily regulated for safety, especially regarding products for children. Any failure to meet required safety standards (such as U.S. Consumer Product Safety Commission requirements) could lead to product recalls, fines, or a ban on selling in certain markets.

Manufacturing and Supply Chain Risk: As the startup scales, it may face difficulties securing reliable manufacturers or suppliers, particularly in a global supply chain. Any disruption or quality control issues could impact the production timeline and product quality.

Brand Awareness and Competition: As a new entrant in the market, the startup will compete against well-established toy brands with significant resources and market recognition. Without strong marketing, the company may struggle to gain visibility and market share.

Funding and Financial Health: The company is pre-revenue and may require additional capital to complete product development, launch, and scale the business. If the startup is unable to raise sufficient funds, it may not be able to continue operations or meet growth milestones.

Intellectual Property Protection: There may be challenges in securing and enforcing intellectual property (IP) protections, such as patents, trademarks, or copyrights. Competitors may develop similar products, leading to potential legal disputes or loss of competitive advantage.

Product Liability Risks: As a producer of children's toys, the startup faces heightened product liability risks. Any defective or unsafe products could lead to lawsuits, costly recalls, or damage to the company's reputation.

Changing Consumer Preferences: The toy market is highly influenced by trends and consumer preferences, which can change rapidly. There is a risk that the startup's product offerings may not align with evolving market tastes or industry trends, leading to low sales.

Dependence on Key Personnel: As an early-stage company, the startup may rely on a small team of key individuals for product design, marketing, and business operations. The loss of any key personnel could disrupt progress and impact the company's ability to execute its vision.

Uncertainty in Sustainability: Sustainability claims will be tested and validated in future efforts. Due to the nature of consistent learning in sustainability and ever changing nature of a startup, there are likely environmental aspects we can't control or are unaware of at this time.

Sustainability Certification: While the toy is designed for a path to Cradle to Cradle certification, the company won't know more details and timing until the prototype and processes are further along.

Market Data: Due to the limited public availability of sustainable U.S. market data, extrapolation methods were used to estimate the size of the U.S. sustainable toddler and kids toy market.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities   Securities

Class of Security	(or Amount) Authorized	(or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	1,800,000	Yes ⌄

Class of Security Warrants:	Securities Reserved for Issuance upon Exercise or Conversion
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$124,000	General operations
1/2025	Section 4(a)(2)	SAFE	$100,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Little Squiggle, Inc. is dedicated to solving the

Little Squiggle, Inc. is dedicated to solving the sustainability crisis in electronic toys through a circular economy model. Since our incorporation in Delaware in March 2023, we have reached significant technical and strategic milestones:

Engineering Leadership: Founded by a former Design Engineer at Happiest Baby with a Master's in Product Development Engineering from USC.

IP & Innovation: Developed a circular business model utilizing plant-based plastics and compostable electronics.

Market Opportunity: Targeting a 3% share of the $817M U.S. sustainable toy market by 2030, supported by consumer data showing 76% of parents prioritize sustainable products.

Environmental Impact: Our model is projected to divert 900 tons of plastic from landfills (equivalent to the weight of 500 hippos) while pursuing Cradle to Cradle® Certification and U.S.-based manufacturing.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was incorporated in March 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $0 compared to the year ended December 31, 2024, when the Company had revenues of $0.

- *Assets.* As of December 31, 2025, the Company had total assets of $180,248.97, including $180,248.97 in cash. As of December 31, 2024, the Company had $113.81 in total assets, including $113.81 in cash.

- *Net Loss.* The Company has had net losses of $51,839.96 and net losses of $23,689.29 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $6,281.36 for the fiscal year ended December 31, 2025 and $15,205.56 for the fiscal year ended December 31, 2024.

Liquidity & Capital Resources

To-date, the company has been financed with $224,000 in SAFEs.

We currently have a projected runway of 12-18 months. While the proceeds from our Regulation Crowdfunding offering provide essential working capital, we anticipate requiring additional financing to scale operations, establish domestic manufacturing, and expand our product line. We intend to initiate a subsequent capital raise within the next 12 months.

Outside of the Wefunder offering, the Company does

not currently have access to established lines of credit or other guaranteed sources of capital.

Runway & Short/Mid Term Expenses

As of March 2026, Little Squiggle has $173,207.39 cash on hand. Our average monthly burn rate over the last quarter was $2,700, covering essential operational and R&D expenses. Near-Term Milestones: We expect to begin generating initial revenue within the next 6 months through the soft launch of Harra the Hippo. Anticipated Costs: We project approximately $65,000 in upcoming outflows, including $50,000 for tooling and COGS, and $15,000 for critical safety certifications. Path to Profitability: As a hardware-intensive business, we estimate a minimum of $2M in additional capital and approximately 24 months to achieve profitability. These funds will be deployed toward warehouse setup, domestic manufacturing, patent prosecution, and team expansion.The soft launch of Harra is designed as a proof-of-concept. We intend to leverage the resulting sales data and market momentum to secure the institutional capital necessary for full-scale production and national distribution.All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Teresa Giovannoli, certify that:

(1) the financial statements of Little Squiggle, Inc.

included in this Form are true and complete in all

material respects ; and

(2) the financial information of Little Squiggle, Inc. included in this Form reflects accurately the information reported on the tax return for Little Squiggle, Inc. filed for the most recently completed fiscal year.



Teresa Giovannoli
Founder

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can

choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information

about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://littlesquiggle.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Financial Statements

Financials 1

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix C: Director & Officer Work History

Rodney Alves

Teresa Giovannoli

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information

or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

- ☑ **I verify the Annual Report is 100% accurate**
- ☑ **I agree to the Lead Investor Agreement**
- ☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Little Squiggle, Inc.

By

Teresa Giovannoli

Founder, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Teresa Giovannoli

Founder, CEO
3/19/2026

Rodney Alves

Director
3/19/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.